March 19, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Emily Rowland, Division of Investment Management
Matthew Williams, Branch Chief, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland and Mr. Williams:

We are in receipt of the supplemental comment you provided on March 18, 2024, regarding the registration statement on Form N-1A (the "Registration Statement") for the Trust with respect to VanEck Natural Resources ETF (the "Fund"), a series of the Trust, filed with the Securities and Exchange Commission (the "SEC") on December 27, 2023. We note that on March 7, 2023, we submitted responses to the initial telephonic comments we received from the Staff of the SEC's (the "Staff") on February 13, 2024, and that on March 13, 2024, we submitted responses to the supplemental telephonic comments we received from the Staff on March 12, 2024. The Trust has considered your additional comment and has authorized us to make the response discussed below on its behalf.

Comment 1.
Please note that the position of the Staff' of the SEC is that the Fund's current 80% test is not compliant with the current Rule 35d-1 (the "Names Rule") under the Investment Company Act of 1940, as amended, or the amended Names Rule that will be going into effect on December 10, 2025, in light of the revenue tests included in the Index rule book, which allow for (i) current Index constituents to remain in the Index if they generate at least 25% of their revenue from natural resources activities and (ii) certain companies that have the potential to generate 50% of their revenues from natural resources activities to be eligible for inclusion in the Index.

Response 1.
We respectfully acknowledge that the Staff has informed the Fund of its view regarding the Fund's compliance with the Names Rule. We reiterate our view set in the responses to comment #1 of the correspondence filed on March 13, 2024, as well as comment #4 of the correspondence filed on March 7, 2024. These responses detail the rationale pursuant to which we believe that the Fund's 80% test complies with the current Names Rule.

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If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President
Van Eck Associates Corporation